UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C. 20549

                     SCHEDULE 13D

          Under the Securities Exchange Act of 1934
                    (Amendment No. 5)

               OVERSEAS SHIPHOLDING GROUP, INC.
                    (Name of Issuer)

           Common Stock (Par Value $1.00 per share)
               (Title of Class of Securities)

                      690368 10 5
                    (Cusip Number)

     Howard A. Shapiro, Esq., Proskauer Rose Goetz & Mendelsohn
          1585 Broadway, New York, N.Y. 10022 (212) 969-3345
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                    February 16, 1994
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [  ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 690368 10 5

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Raphael Recanati


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [   ]
                                                        (b) [ X ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS

          00


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(E)                        [ X ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Israel


               7.  SOLE VOTING POWER
                      977,564
  NUMBER OF
    SHARES     8.  SHARED VOTING POWER
BENEFICIALLY          5,670,362
  OWNED BY
    EACH       9.  SOLE DISPOSITIVE POWER
  REPORTING           977,564
   PERSON
    WITH       10. SHARED DISPOSITIVE POWER
                      5,670,362


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,647,926


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         [  ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          20.3%

14.  TYPE OF REPORTING PERSON

          IN

     RAPHAEL RECANATI ("Recanati") hereby files, as an amendment to his Schedule 13D pursuant to Section 13(d)(2) of the Securities
Exchange Act of 1934 (the "Act") and the Rules thereunder, the following supplemental information:

     ITEM 1.   SECURITY AND ISSUER.
     Common Stock, par value $1.00, of Overseas Shipholding Group, Inc., a Delaware corporation (the "Issuer"), 1114 Avenue of the Americas, New York, N.Y. 10036.
     ITEM 2.   IDENTITY AND BACKGROUND.
     (a) and (b) Raphael Recanati, 511 Fifth Avenue, New York, N.Y.
10017.
     (c) Recanati's present principal occupation or employment is President of Finmar Equities Co., 511 Fifth Avenue, New York, N.Y. 10017, shipping, finance and banking.
     (d) Recanati is a director of IDB Holding Corporation Ltd. and several of its subsidiaries. On February 16, 1994, following a lengthy trial in the District Court of Jerusalem, State of Israel, the four largest banks in that country, including Israel Discount Bank Limited, and its former parent IDB Holding Corporation Ltd., and members of their senior management were found guilty, in connection with acts that occurred prior to October 1983, of engaging in fraudulent securities transactions and making false statements within the meaning of certain provisions of that country's banking, securities and other laws. The violations involve activities, which terminated in October 1983, relating to shares of these Israeli institutions. Recanati was chief executive officer of Israel Discount Bank Limited and is among the defendants found guilty. Recanati has categorically denied any wrongdoing and intends to appeal. None of the activities in question relate to or involve the Issuer or its business in any way.
     (e)   None
     (f)  Recanati is a citizen of Israel.

     ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR
               OTHER CONSIDERATION.

     The following information was furnished in Schedule 13D filed in April, 1980:
          "On April 21, 1980, Recanati and his wife became a 25% partner in OSG Holdings ("OSGH"), a New York general partnership, with office at 511 Fifth Avenue, New York, N.Y. 10017, whose business consists of owning shares in the Issuer. In connection with their admission to the partnership, they transferred to OSGH 599,878 shares of Common Stock of the Issuer owned by them jointly. OSG Holdings owns a total of 2,399,514 shares of Common Stock of the Issuer (including the shares transferred to OSGH by Recanati and his wife).
          As a result of becoming a partner in OSGH, Recanati may be deemed to have acquired, within the meaning of Section 13(d)(1) of the Securities Exchange Act of 1934 and the Rules thereunder, 1,799,636 shares of the Issuer (the shares owned by OSGH, other than the shares transferred to OSGH by Recanati and his wife), since Recanati is deemed to share the power to vote and dispose of all shares of the Issuer owned by OSGH.
          No payments were involved in the transaction by which Recanati acquired his interest in OSGH. All shares transferred by Recanati and his wife to OSGH had been owned by them for more than ten years (except those shares that have been received as stock dividends or in stock splits)."
     The information above was amended and supplemented by the Amendments filed to the Schedule 13D which are described after Item 7 below.

     ITEM 4.   PURPOSE OF THE TRANSACTION.
1    The following information was furnished in Schedule 13D filed in April, 1980:
          "Recanati's purpose in becoming a partner in OSGH was to increase the proportion of shares of the Issuer in which Recanati has an interest. He does not have any plans or proposals which relate to or would result in:
          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
          (b) An extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
          (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
          (e) Any material change in the present capitalization or dividend policy of the Issuer;
          (f) Any other material change in the Issuer's business or corporate structure;
          (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
          (j) Any action similar to any of those enumerated above. However, as a director of the Issuer, Recanati may from time to time consider, or participate in action of the Board of Directors involving, one or more of the foregoing matters. In this connection, the Board of Directors at its meeting on March 18, 1980, adopted resolutions recommending approval by the shareholders at their 1980 annual meeting of an increase in the authorized shares of the Company from 20 million shares to 30 million shares."

     The information above was amended and supplemented by the Amendments filed to the Schedule 13D which are described after Item 7 below.

     ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
     The following information was furnished in Schedule 13D filed in April, 1980:
          "(a) and (b). By reason of becoming a partner in OSGH, Recanati may be deemed the beneficial owner of an aggregate of 3,289,215 shares of the Issuer (19.1% of the total shares outstanding), including 465,507 shares (2.7%) as to which he has sole power to vote and dispose and 2,823,708 shares (16.4%) as to which he shares the power to vote and dispose. These 2,823,708 shares include 223,335 shares (1.3%) which Recanati owns jointly with his wife, Diane Recanati, 944 Fifth Avenue, New York, New York (as to which he shares with her the power to vote and dispose), the 2,399,514 shares (13.9%) owned by OSGH (as to which he shares the power to vote with the other partners in OSGH) and 200,859 shares (1.2%) owned by Cargo Ships "El-Yam" Limited, P.O. Box 2303, Tel Aviv, Israel, an Israel corporation engaged in the shipping business (as to which he may be deemed to share the power to vote and dispose by reason of the fact that he is a managing director and shareholder of that corporation).
          The principal partners in OSGH, with whom Recanati may be deemed to share the power to vote and dispose of shares owned by OSGH, are JSH Associates, 411 Fifth Avenue, New York, N.Y., a partnership engaged in investments; EST Associates, 8 Bramley Lane, Dobbs Ferry, N.Y., a partnership engaged in holding interests in the Issuer, and Hermann Merkin, Suite 3502, One New York Plaza, New York, N.Y., a member of the New York Stock Exchange. The principal partners in JSH Associates are Stephen Shalom, 645 Fifth Avenue, New York, N.Y., whose principal employment is as President of L.M.S. Equities, Inc. (real estate and investments), 645 Fifth Avenue, New York, N.Y., and Henry Shalom, 411 Fifth Avenue, New York, N.Y., whose principal employment is as Vice President of I. Shalom
     & Co., Inc. (manufacture of handkerchiefs), 411 Fifth Avenue, New York, N.Y. The principal partner in EST Associates is Vivian Ostrovsky, 2 Avenue de Montespan, Paris, France, who is a private investor (self-employed). Diane Recanati, with whom Recanati shares the power to vote and dispose of shares of the Issuer which they own jointly, is a sculptor (self-employed). Hermann Merkin, Stephen Shalom, Henry Shalom and Vivian Ostrovsky are citizens of the United States. Diane Recanati is a citizen of the United Kingdom.
          (c) Recanati has not effected any transactions within the past 60 days in shares of Common Stock of the Issuer, other than the transaction described in Item 3 and his receipt of shares from the Issuer in a 3-for-2 stock split effected in March 1980. (All information on beneficial ownership of shares herein gives effect to the stock split.)
          (d) Recanati has the right, as to the shares owned by him individually, and he and wife have the right, as to the shares owned by them jointly, to receive and the power to direct the receipt of dividends from or the proceeds of sale of such securities; as to the balance of the securities described herein, the respective entities which hold such securities have the right to receive or the power to direct the receipt of dividends from or the proceeds of the sales of such securities.
          (e)  Not applicable."

     The information above was amended and supplemented by the Amendments filed to the Schedule 13D which are described after Item 7 below.

     ITEM 6.   CONTRACTS, ARRANGEMENTS,
               UNDERSTANDINGS OR RELATIONSHIPS
               WITH RESPECT TO SECURITIES OF THE ISSUER.

     The following information was furnished in Schedule 13D filed in April, 1980:
          "Reference is made to the information contained in Item
     3 and Item 5 with respect to relationships between Recanati and others with respect to securities of the Issuer. Under the Partnership Agreement of OSGH, voting rights in respect of the partnership's shares of the Issuer are to be exercised in accordance with the decision of the partners holding 75% or more in interest in the partnership, except that if management of the Issuer solicits proxies solely in respect of the election of directors and selection of auditors, the shares are to be voted in accordance with the recommendation of management unless otherwise determined by Partners holding 75% or more in interest in the partnership. Profits of the partnership and proceeds of the sale of any securities owned by the partnership are to be distributed to the partners annually, in proportion to their respective partnership interests. Securities may be sold, transferred, pledged or encumbered only upon authorization of partners owning 75% or more in interest in the partnership. The Partnership Agreement also provides that any vote or consent in respect of the partnership interest of Recanati and his wife is to be given or made by Recanati as long as he has an interest therein. Reference is made to the Partnership Agreement of OSGH annexed as an Exhibit to this Schedule 13D for further information concerning the terms thereof."


     The information above was amended and supplemented by Amendment No. 4 filed to the Schedule 13D which is described after
Item 7 below.

     ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS
     The following information was included in Schedule 13D filed in April, 1980:

     "(1) Partnership Agreement of OSG Holdings."

     Items 3, 4 and 5 above were amended and supplemented as follows by Amendment No. 1 to Schedule 13D filed in May, 1984:
          "Since the filing of Recanati's Schedule 13D, the aggregate number of shares of the Issuer of which he may be deemed the beneficial owner has increased by 1.1% to 5,208,821 shares (20.2% of the total shares outstanding), including 698,260 shares (2.7%) as to which he has the sole power to vote and dispose and 4,510,561 shares (17.5%) as to which he shares the power to vote and dispose. These 4,510,561 shares include 360,002 shares (1.4%) which Recanati owns jointly with his wife, 3,499,271 shares (13.6%) owned by OSGH and 401,288 shares (1.5%) owned by a corporation of which Recanati is a managing director and shareholder. See Recanati's Schedule 13D. Such shares also include 250,000 shares (1%) acquired since the filing of Recanati's Schedule 13D by Discount Bank (Overseas) Ltd., 3, Quai de L'Ile, Geneva, Switzerland ("DBO"), a Swiss banking corporation (as to which Recanati may be deemed to share the power to vote and dispose by reason of the fact that he is Chairman of the Board and owns an indirect equity interest in that corporation). Shares acquired since the filing of Recanati's Schedule 13D by the corporations referred to herein (other than stock dividends) were acquired by those corporations out of their own funds for the purpose of investment; 25,000 shares transferred by OSGH to Recanati and his wife represented their share of a pro rata distribution of shares by OSGH to the partners thereof. The only transaction since January 5, 1984 was a purchase by DBO of 100,000 shares on March 6, 1984 at a price of $18 per share on the New York Stock Exchange."

     Items 3, 4, and 5, as heretofore amended and supplemented, were amended and supplemented as follows by Amendment No. 2 to
Schedule 13D filed in January, 1985:
          "Since the filing of Amendment No. 1 to Recanati's
     Schedule 13D, the aggregate number of shares of the Issuer of which he may be deemed the beneficial owner has increased by 2.7% to 5,913,821 shares (22.9% of the total shares outstanding), including 698,260 shares (2.7%) as to which he has the sole power to vote and dispose and 5,215,561 shares (20.2%) as to which he shares the power to vote and dispose. Such increases resulted from the following transactions:
          (a) On January 10, 1985 Discount Corporation ("DC"), P.O. Box 4150, Panama 5, Republic of Panama, a Panama corporation (as to which Recanati may be deemed to share the power to vote and dispose by reason of the fact that he is Chairman of the Board and owns shares of that corporation) purchased 780,000 shares (3.0%) of the Issuer in a private transaction at a purchase price of $13.50 per share. These shares were purchased by DC out of its own funds for the purpose of investment. As a result of this transaction DC and its wholly-owned subsidiary, DBO, own in the aggregate 1,030,000 shares (4.0%) of the Issuer.

          (b) On December 11, 1984 OSGH, of which Recanati and his wife jointly are 25% partners, distributed 100,000 shares of the Issuer to the partners therein pro rata, thereby reducing the number of shares of the Issuer owned by OSGH to 3,399,271 shares (13.2%). Of the 100,000 shares, 25,000 were distributed to Recanati and his wife, thereby increasing to 385,002 shares (1.5%) the number of shares of the Issuer which Recanati owns jointly with his wife. No payments were involved in the distribution of shares by OSGH to the partners therein."



     Items 3, 4 and 5 above, as heretofore amended and supplemented, were amended and supplemented as follows by Amendment No. 3 filed in June, 1986:
          "On June 5, 1986 OSG Holdings ("OSGH"), a New York partnership in which Recanati and his wife are a 25% partner, transferred 200,000 shares of the Issuer pro rata to the respective partners, of which 50,000 were transferred to Recanati and his wife. As a result of this transfer the shares of the Issuer owned by OSGH were reduced to 3,199,271 shares (12.4% of the total shares outstanding), and the number of shares of which Recanati is deemed the beneficial owner was reduced by 150,000 shares, since he no longer shares the power to vote and dispose of the 150,000 shares transferred to partners other than himself and his wife. No payments were involved on the transfer of shares by OSGH to the partners therein.
          After giving effect to this transfer and to dispositions, since the filing of Amendment No. 2 to Recanati's Schedule 13D, by other companies of shares of the Issuer of which Recanati was deemed a beneficial owner by reason of his shared power to vote and dispose, Recanati may be deemed the beneficial owner of 5,633,821 shares (21.8% of the total shares outstanding), including 698,260 shares (2.7%) as to which he has the sole power to vote and dispose and 4,935,561 shares (19.1%) as to which he shares the power to vote and dispose.
          There have been no transactions in shares of the Issuer involving Recanati within the past 60 days other than the transfer of shares by OSGH described above."

     Items 3, 4, 5 and 6 above, as heretofore amended and supplemented, were amended and supplemented as follows by Amendment No. 4 to Schedule 13D filed in September, 1989:
          "On September 21, 1989, OSG Holdings ("OSGH"), a partnership of which Recanati and his wife jointly are 25% partners, distributed 1,492,563 shares of the Issuer to certain partners therein, thereby reducing the number of shares of the Issuer owned by OSGH to 2,986,416 (8.3% of the total outstanding shares of the Issuer as of June 30, 1989, as reported in the Issuer's Form 10Q for the period ended on that date). Of the 1,492,563 shares, 373,141 were distributed to Recanati and his wife jointly, thereby increasing to 982,143 shares (2.7%) the number of shares of the Issuer which Recanati owns jointly with his wife. No payments were involved in the distribution of shares by OSGH to the partners therein, and no change has occurred in the percentage interest that Recanati and his wife hold in OSGH. As a result of the foregoing and of a 7-for-5 stock split and other transactions in shares of the Issuer that have occurred since the filing of Amendment No. 3 to Recanati's Schedule 13D and more than 60 days prior to the date hereof, Recanati may be deemed the "beneficial owner" of an aggregate of 6,627,926 shares of the Issuer (18.4%), including 977,564 shares (2.7%) as to which he has the sole power to vote and dispose and 5,650,362 shares (15.7%) as to which he shares the power to vote and dispose.
          Except for the transfers of shares by OSGH described above, there have been no transactions in shares of the Issuer involving Recanati within the past 60 days."

                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              February 25, 1994
                              Date February 25, 1994


                              /s/ Raphael Recanati
                              Signature


                              Raphael Recanati
                              Name